

April 27, 2020

Peter Mariani
Chief Financial Officer
Axogen, Inc.
13631 Progress Boulevard, Suite 400
Alachua, FL 32615

> **Re: Axogen, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **File No. 001-36046**

Dear Mr. Mariani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis
Comparison of the Years Ended December 31, 2019 and 2018, page 71

1. Please expand your results of operations discussion in future filings to quantify the impact of each factor identified, including offsetting, as causing changes in results between periods. For example, we note that your changes in revenue are attributable to a number of factors, including increases in unit volume, net impacts of price increases and changes in product mix. Please quantify the impact of each factor attributing to the increase, here, and throughout your discussion, in accordance with Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

2. We note the increase in your research and development expenses and that you have multiple products in varying stages of development and clinical testing. Please revise future filings to provide more detail for your research and development expenses for each

period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 91

3. We note your disclosure that you do not provide disaggregated revenue because of the similarity of products and arrangements. Please explain to us in greater detail your consideration of ASC 606-10-50-5 and 55-89 through 55-91 in determining that disaggregation of revenue is not required. In particular, describe what types of sales information is reviewed by management to assess operating performance and the similarity of your individual product gross margins impacting cash flows. As an example, we note that you cite changes in product mix as a factor in increasing revenue for the year. We also note in your recent earnings call that you identified Avance contributes over half your revenue and growth and you also describe differences between the direct and indirect sales channels. Lastly, tell us how you considered the disclosure requirements of ASC 280-10-50-40.

Item 9A. Controls and Procedures, page 114

4. We note that within Management's Annual Report on Internal Control Over Financial Reporting, you state that management evaluated the effectiveness of the design and operation of disclosure controls and procedures and concluded that your disclosure controls and procedures were effective. Please note that Item 308 of Regulation S-K requires a separate evaluation of your internal control over financial reporting. Please amend your filing to provide both the required management's report on internal control over financial reporting under Item 308 of Regulation S-K and management's conclusions on the effectiveness of your disclosure controls and procedures as part of your Evaluation of Disclosure Controls and Procedures section under Item 307 of Regulation S-K.

5. Please tell us your consideration of whether management's failure to complete and disclose its report on internal control over financial reporting for two successive annual periods impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In particular, please explain to us how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences